UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG

(Name of Subject Company (Issuer))

Ironwood Pharmaceuticals, Inc.
(Name of Filing Person—Offeror)

Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)

H9060V 101
(CUSIP Number of Class of Securities)

John Minardo

Ironwood Pharmaceuticals, Inc.

Senior Vice President, Chief Legal Officer and Secretary

100 Summer Street, Suite 2300

Boston, Massachusetts 02110

(617) 621-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Daniel E. Rees, Esq.
Andrew Clark, Esq.

Ian Nussbaum, Esq.

Latham & Watkins LLP
1271 Avenue of the Americas

New York, NY 10020
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

🗷	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), with the U.S. Securities and Exchange Commission on May 31, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Ironwood to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”), for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the offer to purchase, dated May 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1 through 9 and Item 11.

1.	Section 17 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by amending and restating the second paragraph under such subsection with the caption “Shareholder Approval Not Required; Extraordinary General Meeting” and replacing with the following paragraphs to read as follows:

“In accordance with the terms of the Transaction Agreement, at 11:00 a.m. CEST / 5:00 a.m. EDT on June 26, 2023, an extraordinary general meeting of shareholders of VectivBio (the “EGM”) was held at Memox (meeting room “small space”), Elisabethenstrasse 15, 4051 Basel, Switzerland, to vote on the EGM Matters. The shareholders of VectivBio approved all proposals of the VectivBio Board regarding the EGM Matters brought before them at the EGM, with votes in favor of each such resolution exceeding 99% of the votes represented at the EGM, including the Approval Condition. In light of the foregoing, the Approval Condition is now satisfied. The results of the EGM are described in further detail in VectivBio’s 6-K, filed on June 26, 2023.

On June 26, 2023, VectivBio issued a press release announcing the results of the EGM.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ironwood Pharmaceuticals, Inc.

By:	/s/ Thomas McCourt
Name:	Thomas McCourt
Title:	Chief Executive Officer

Date: June 26, 2023